                            GLOBALOPTIONS GROUP, INC.
                              75 ROCKEFELLER PLAZA
                                   27TH FLOOR
                            NEW YORK, NEW YORK 10019

                                February 1, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:   GlobalOptions Group, Inc.
                  Registration Statement on Form SB-2
                  (Registration Number 333-129363)
                  -----------------------------------

Dear Sirs:

      The undersigned Registrant under the above-referenced Registration
Statement hereby requests acceleration of the effective date of the Registration
Statement to February 2, 2007 at 4:00 p.m. New York time, or as soon thereafter as practicable.

      We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing; the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         GLOBALOPTIONS GROUP, INC.

                                         By: /s/ Jeffrey O. Nyweide
                                             -----------------------------------
                                             Jeffrey O. Nyweide
                                             Chief Financial Officer